American Midstream Partners, LP

2103 CityWest Blvd., Bldg. 4, Suite 800

Houston, Texas 77042

(346) 241-3400

June 28, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	William H. Thompson, Accounting Branch Chief
Adam Phippen, Staff Accountant

RE:	American Midstream Partners, LP
Form 10-Q for the Quarterly Period Ended March 31, 2018
Response Dated June 11, 2018
File No. 1-35257

Ladies and Gentlemen:

This letter sets forth the responses of American Midstream Partners, LP (the “Partnership,” “we,” and “our”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated June 14, 2018 regarding the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018. We have repeated below the Staff’s comments and followed the comments with the Partnership’s responses.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Part I. Financial Information

Item 4. Controls and Procedures, page 61

1. Please revise to disclose the information required by Item 307 of Regulation S-K.

Response:

The Partnership acknowledges the Staff’s comment and will include disclosure that complies with Item 307 of Regulation S-K in future periodic reports. For the quarter ended March 31, 2018, management completed an analysis of the effectiveness of disclosure controls and procedures and such disclosure would have read as follows. We respectfully note that this disclosure is substantively the same as the corresponding disclosure included in the Annual Report for the year ended December 31, 2017 because, as discussed in the Quarterly Report for the quarter ended March 31, 2018, the material weaknesses referenced in the Annual Report remain outstanding.

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit to the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to the management of our General Partner, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on our evaluation, our principal executive officer and principal financial officer concluded that the Partnership’s disclosure controls and procedures were not effective as of March 31, 2018, as a result of the material weaknesses that remain outstanding from prior periods.

*        *         *

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call me at (346) 241-3405, or Hillary Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Very truly yours,

/s/ Eric T. Kalamaras
Eric T. Kalamaras
Senior Vice President, Chief Financial Officer

Cc:	Christopher Dial, American Midstream Partners, LP
Hillary H. Holmes, Gibson, Dunn & Crutcher LLP
Stephen G. Parker, PricewaterhouseCoopers LLP

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